Exhibit (a)(1)(C)

ODD LOT CERTIFICATION FORM

CERTIFICATION FORM TO BE SUBMITTED BY ALL OWNERS OF LESS THAN 100 SHARES

SUBMIT THIS FORM WITH A PROPERLY COMPLETED AND SIGNED LETTER OF TRANSMITTAL

Stockholders holding less than 100 Shares (also known as “Odd Lot Holders”) who tender all of their Shares will have all of their Shares accepted for payment even if the Offer to Purchase is oversubscribed. Odd Lot Holders who wish to take advantage of this preference should submit a properly completed Letter of Transmittal which indicates that all of their Shares are being tendered. See Section 1 of the Offer to Purchase and the Instructions to the Letter of Transmittal.

The aforementioned preference is only available to Odd Lot Holders who tender all of their Shares. This preference is NOT available to partial tenders of less than all of the stockholder’s Shares or to beneficial or record holders of an aggregate of 100 or more Shares (even if these holders have separate accounts representing fewer than 100 Shares). Accordingly, this form is to be completed only if Shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 Shares.

By checking the box below and including this form with a signed Letter of Transmittal, the tendering Stockholder hereby certifies that the tenderding stockholder is either:

☐	The beneficial or record owner of an aggregate of less than 100 Shares or;
☐	A broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering for the beneficial owners(s) Shares with respect to which it is the record holder and (b) believes, based upon the respresentations made to it by the beneficial owner(s), that each person is the beneficial owner of an aggregate of less than 100 Shares.